Exhibit 23.5

Zurich, 14 November 2014

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and the related prospectuses of UBS AG for the registration of debt securities, warrants, and preferred securities and to the incorporation by reference therein of our reports dated 6 March 2014, with respect to the consolidated financial statements of UBS AG, and the effectiveness of internal control over financial reporting of UBS AG, included in its Annual Report (Form 20-F) for the year ended 31 December 2013, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Jonathan Bourne Jonathan Bourne	/s/ Troy J. Butner Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)